Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Philippines: Total acquires a 75% interest in offshore Block SC56

Paris, August, 23, 2012 – Total E&P Philippines B.V. (“Total”) announces the signature of a Farm-out Agreement with Mitra Energy (Philippines SC-56) Limited (“Mitra”), based in Kuala Lumpur, Malaysia, to acquire a 75% interest in the offshore Block SC56, located in the Sulu Sea.

The block covers a total area of around 4,300 km², in water depths ranging from 200 to 3,000 meters. Mitra will retain a 25% interest in SC56.

“With this new acquisition, Total continues to pursue its strategy to further expand its acreage in significant potential plays in new exploration areas, notably in deep offshore Asia Pacific” stated Jean-Marie Guillermou, Senior Vice-President Asia Pacific, Exploration and Production.

A new exploration phase will start on September 1, 2012, and Mitra will initially operate the seismic works including the re-processing of existing data and the 3D acquisition of additional 500 km², after which the operatorship will be transferred to Total for the drilling operations.

This transaction is subject to approval by the authorities of the Republic of Philippines.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com